United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms, Inc.
Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

[Refiling of solicitation of April 18, 2023, with footnotes and references restored.]

Dear Fellow Meta Shareholder:

I write to urge you to vote in favor of item # 13 on the Meta Platforms Inc. proxy statement for the 2023 annual meeting.

Harrington Investments and co-filers AFL-CIO and Mary Hawkins, a member Ekō (formerly Sum of Us), submitted a shareholder resolution to Meta that requests that the company hire an outside, independent law firm to evaluate the performance of the board’s audit and risk committee. Although the company opposes it, we ask you to join us and vote in favor of this resolution as the risks to shareholder value continue to multiply.

Prior to 2018, Meta – then known as Facebook – had no board committee solely responsible for considering and managing the company’s risk. The devastating impact of this omission became apparent once the Cambridge Analytica scandal – in which Facebook allowed personal data of millions of users to be collected without their consent – broke. Arguing that Facebook’s technological advances and scale challenged the company’s ability to fully understand its impact on society, creating significant risk to shareholders, in 2018 the Park Foundation and Trillium Asset Management submitted a shareholder proposal seeking the creation of a risk committee to foster “an integrated enterprise-wide approach to identifying and managing risk and provides an impetus toward improving the quality of risk reporting and monitoring.”

Institutional Shareholder Services supported the resolution and a significant number of independent shareholders voted in favor of its adoption. Nevertheless, Facebook opposed the 2018 proposal, claiming the audit committee sufficiently monitored and controlled risk. Independent shareholders broadly supported the proposal, and it was only because of the dual class share structure that the resolution failed to secure over 50% support. Following the vote, however, Facebook formally expanded the purview of the audit committee, renaming it the Audit and Risk Oversight Committee.

Despite the purported increased focus on risk, Meta’s problems have multiplied. We have learned the company regularly breaks pledges to remove harmful content, such as advertisements for alcohol and weight loss drugs targeted to minors as young as 13-years-old,1 depictions of animal cruelty,2 and misinformation regarding Covid-19 and the 2020 election.3 The company has allowed militia groups that advocate violence to proliferate on the site,4 and a whistleblower revealed that Facebook’s own internal studies reveal that 32% of girls who suffer from poor self-image feel worse after spending time on the company’s Instagram platform.5

Further, numerous ongoing lawsuits and regulatory actions against the company continue to pose serious risks. In 2019, the Federal Trade Commission fined Facebook $5 billion and subjected the company to an unprecedented 20 years of monitoring in settlement of allegations the company had been deceiving users into believing their information was kept private.6 In 2021, the D.C. attorney general sued Mark Zuckerberg personally for Meta’s alleged data abuses,7 and the company spent $650 million to settle a lawsuit for allegedly using photo face-tagging and other biometric data without the permission of its users.8 The company is also in litigation with the Ohio attorney general for over $100 billion regarding allegations Meta intentionally misled the public and investors about the negative impact of its products on minors.9

Further, the New York Times has reported that whistle-blowers have filed at least nine complaints with the Securities and Exchange Commission, relying on internal documents to argue that Facebook deliberately misled investors by providing an overly optimistic picture of the company.10

Additionally, agencies and Congress are considering whether legislation or regulation is required to ensure the public and competitors are adequately protected, including by preventing Meta from exercising monopoly power.

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1 https://www.wired.com/story/activists-facebook-allows-drug-ads-target-teens/.

2 https://www.theguardian.com/news/gallery/2017/may/21/facebook-rules-on-showing-cruelty-to-animals.

3 https://www.washingtonpost.com/technology/2022/01/04/facebook-election-misinformation-capitol-riot/.

4 https://www.techtransparencyproject.org/articles/facebooks-militia-mess.

5 https://www.wsj.com/articles/facebook-knows-instagram-is-toxic-for-teen-girls-company-documents-show-11631620739.

6 https://www.ftc.gov/news-events/news/press-releases/2019/07/ftc-imposes-5-billion-penalty-sweeping-new-privacy-restrictions-facebook.

7 https://www.washingtonpost.com/technology/2022/05/23/racine-zuckerberg-privacy/.

8 https://apnews.com/article/technology-business-san-francisco-chicago-lawsuits-af6b42212e43be1b63b5c290eb5bfd85.

9 https://www.dispatch.com/story/news/2022/07/28/ohio-lead-plaintiff-investor-lawsuit-against-meta-and-zuckerberg/10173678002/.

10 https://www.nytimes.com/2021/10/26/technology/facebook-sec-complaints.html.

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Given this dizzying array of issues, last year Harrington Investments proposed a resolution requesting the company hire an outside, independent law firm to evaluate the performance of the board’s audit and risk committee. Glass Lewis supported the resolution, and we received more than 10% of the votes cast, notwithstanding the unfair dual class structure giving Class B shareholders ten times the voting power of those holding Class A shares.

We have refiled a similar proposal this year because Meta has continued its downward trajectory. The company’s advertising revenue continues to fall,11 changes to Apple’s privacy policy were projected to cost Meta $10 billion in 2022 alone,12 the company continues to lose teen users to rivals Tik Tok and YouTube,13 and the bet on the Metaverse lost the company $13.7 billion in 202214 with Mr. Zuckerberg personally warning of greater in the future.15 These factors contributed to the company winning the dubious distinction of the S&P’s worst performer of 202216 as its losses approached 75%, with market capitalization dropping from $900 billion to $270 billion in 2022.17 This past December, the company spent $725 million to settle a class action case regarding the privacy violations revealed in the Cambridge Analytica scandal.18 To cap it all off, Meta laid off 11,000 workers in November 2022, and recently began laying off an additional 10,000 employees.19

All of these significant, potentially unmitigated, risks maintained while the company has a risk oversight committee, indicates further disclosure is required. As explained in the supporting statement of the proposal, the requested audit could uncover information such as: whether the committee’s meeting frequency and structure are adequate, whether the committee is receiving sufficient information from management, how the board ensures effective communication to and from the committee, how the committee is evaluated by the board, and how effectively the board and management are identifying early warning signals for risk. Further, the audit could suggest mitigation measures such as additional access to internal and external experts, director training, increasing the frequency of committee engagement with management, or providing an avenue for employees to anonymously report issues to the committee.

Nevertheless, in the proxy statement issued April 14, 2023, Meta again opposes our proposal, explaining the company already conducts an internal self-assessment of the performance of the board and each board committee. The board also states it is “in the process of undertaking an external quality assessment of our internal audit function by an independent third party, which will include the audit & risk oversight committee’s oversight of the internal audit function.”

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11 https://www.cbsnews.com/news/meta-stock-down-earnings-700-billion-in-lost-value/.

12 https://finance.yahoo.com/news/meta-is-desperate-to-fight-back-against-apples-privacy-changes-184901789.html?guccounter=2.

13 https://gizmodo.com/facebook-meta-instagram-youtube-tiktok-snap-1849396304.

14 https://www.cnbc.com/2023/02/01/meta-lost-13point7-billion-on-reality-labs-in-2022-after-metaverse-pivot.html.

15 https://www.businessinsider.com/meta-lost-30-billion-on-metaverse-rivals-spent-far-less-2022-10.

16 https://www.forbes.com/sites/dereksaul/2022/11/03/meta-is-the-sp-500s-worst-performer-of-2022-as-losses-near-75/?sh=7483d24f303d.

17 https://www.npr.org/2022/10/27/1131705422/facebook-meta-earnings-stock-price-fall-metaverse.

18 https://www.cnbc.com/2022/12/23/facebook-parent-meta-agrees-to-pay-725-million-to-settle-privacy-lawsuit-prompted-by-cambridge-analytica-scandal.html.

19 https://www.washingtonpost.com/technology/2023/03/15/meta-layoffs.

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In other words, it appears Meta is in the process of assessing the quality of its self-assessments. This review is not focused, however, on the specific concern of the proposal: how the board committee oversees material risks to public well-being posed by the company’s activities. Further, like its other self-assessments, this assessment will not be made public. As a result, it will be of no use to shareholders attempting to evaluate for themselves whether Meta’s Audit and Risk Oversight Committee is appropriately considering the many serious risks facing the company.

Against the backdrop of near constant scandal and increasing challenges to its revenue model, Meta’s failures to meet modern corporate governance standards is unacceptable. For this reason, we believe an independent review of the company’s risk oversight is required. A review should consider whether the board is properly instilling a culture of risk monitoring and accountability, the extent to which board seeks to mitigate risk, and what steps could be taken – including training – to appropriately assess social impacts and risks.

Given the outsized impact of Meta on our lives, and the amount shareholders have invested in its success, it is imperative the company have the personnel, tools, and motivation to competently evaluate the risks of its products and decision-making. While the dual class shareholder structure ultimately precludes a majority vote on any resolution the company opposes, a significant demonstration of support, particularly by large institutional investors, can push the company to act, much as it did in 2018 when it expanded the jurisdiction of the audit committee to include risk. Therefore, we ask that you join us and announce your support for this important resolution.

If you have any questions about the resolution or would like to discuss this further, please contact Melanie Sloan at msloan@campaignforaccountability.org, or 202-365-0606.

Thank you for your consideration.

Sincerely,

John Harrington

President and CEO

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments Inc. urges shareholders to vote for Item No. 14 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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